Exhibit 99.1

BIONOMICS LIMITED

ACN 075 582 740

Notice of General Meeting

Explanatory Statement and Proxy Form

Date of Meeting:

Tuesday, 21 February 2023

Time of Meeting:

8:30 am (Adelaide Time, ACDT)

This meeting will be held virtually via an online platform. Further information regarding participation in the meeting is set out on page 2 of this document. If you are a Shareholder who wishes to attend and participate in the virtual meeting, please follow the instructions outlined in this Notice of Meeting. Shareholders are strongly encouraged to lodge their completed Proxy Forms in accordance with the instructions in this Notice of Meeting.

Exhibit 99.1

NOTICE OF GENERAL MEETING

Notice is hereby given that the General Meeting (Meeting) of Shareholders of Bionomics Limited (Company) will be held virtually by an online meeting platform on Tuesday, 21 February 2023 at 8:30 am (ACDT).

Legislative changes to the Corporations Act 2001 (Cth) mean there are new options available to Shareholders as to how the communications from the Company can be received. The Company will not be dispatching physical copies of meeting documents and notices, including the Notice of Meeting, unless you request a physical copy to be posted to you.

The Notice of Meeting and accompanying Explanatory Statement (Meeting Materials) are being made available to Shareholders electronically. This means that:

•
You can access the Meeting Materials online at the Company’s website www.bionomics.com.au or at the Company’s share registry’s online voting site, Investor Vote at www.investorvote.com.au.
•
A complete copy of the Meeting Materials has been posted to the Company’s ASX Market Announcements page at www.asx.com.au under the Company’s ASX code “BNO”.
•
If you have provided an email address and have elected to receive electronic communications from the Company, you will receive an email to your nominated email address with a link to an electronic copy of the Meeting Materials and the voting instruction form.

Shareholders can still elect to receive some or all of their communications in physical or electronic form, or elect not to receive certain documents such as annual reports. To review your communications preferences, or sign up to receive your Shareholder communications via email, please update your details at www.investorcentre.com. If you have not yet registered as a member of Investor Centre, you will need your Shareholder information including SRN/HIN details.

Lodging your vote before the Meeting

If you elected to receive your Notice of Meeting and voting form electronically and have provided Computershare with your email address, you will have received an email with a link to the Computershare Investor Vote website: www.investorvote.com.au. You will need your SRN/HIN and your postcode, or country of the registered holding for non-Australian holders, to submit your proxy appointment.

Shareholders who have not elected to receive their Notices of Meetings electronically will either receive a paper Notice and Access communication in the mail that will provide details on how to access the Notice of Meeting online or, if elected, a paper Notice of Meeting and proxy form.

Proxies may be lodged in the following ways:

Online www.investorvote.com.au

(by following the instructions set out on the website)

Facsimile (in Australia) 1800 783 447

(outside Australia) +61 3 9473 2555

Mail Bionomics Share Registrar

Computershare Investor Services Pty Limited

GPO Box 242 Melbourne, Victoria 3001

A proxy appointment (and the power of attorney or other authority under which it is signed, if any) must be received by Computershare’s Share Registry, no later than being 8:30 am (ACDT) on Sunday, 19 February 2023.

Intermediary Custodian voting: for intermediary online subscribers only (Custodians), please submit your voting intentions at www.intermediaryonline.com.

The Company will conduct a poll on each resolution presented at the Meeting.

Exhibit 99.1

How to participate in the Meeting

You can participate in the Meeting online using your smartphone, tablet or computer. To participate:

1)
Go to the following website: https://meetnow.global/MYV2T4W.
2)
Click on ‘Join Meeting Now’.
3)
Enter your SRN/HIN. Proxyholders will need to contact Computershare prior to the Meeting to obtain their login details.
4)
Enter your postcode registered to your holding if you are an Australian Shareholder. If you are an overseas Shareholder, select the country of your registered holding from the drop-down list.
5)
Accept the Terms and Conditions and ‘Click Continue’.

Online registration will open one hour before the Meeting. You can view the Meeting live and also ask questions and cast direct votes at the appropriate times while the meeting is in progress. Follow the instructions on the screen to view the Meeting, ask a question and cast your vote. We have also prepared a detailed Computershare Meeting Online User Guide which is available at www.computershare.com.au/virtualmeetingguide.

You do not need to be a Shareholder or proxyholder to view the Meeting online. Access the Meeting using the above website address and select the option to register as a ’Guest’. Only Shareholders who validly login to the online Meeting can ask questions and vote. If you are a Shareholder and wish to lodge your vote in advance of the Meeting, you can do so online at www.investorvote.com.au.

How to ask Questions

We welcome questions from Shareholders before and during the Meeting. Questions should relate to matters relevant to the business of the Meeting.

To ask a question before the Meeting

Shareholders can submit their questions in advance of the meeting by submitting a question when voting online prior to the Meeting (at www.investorvote.com.au).

To ask a question during the Meeting

If you are attending online at https://meetnow.global/MYV2T4W, then follow the instructions in the platform on how to ask a question. The Chair of the Meeting will endeavour to address the more frequently raised themes during the course of the Meeting. Please note that individual responses will not be sent to Shareholders.

The Company will address relevant questions during the Meeting or by written response after the Meeting (subject to the discretion of the Company not to respond to unreasonable and/or offensive questions).

Technical Difficulties

Technical Difficulties may arise during the course of the virtual Meeting. The Chair has discretion as to whether and how the Meeting should proceed in the event that a technical difficulty arises. In exercising this discretion, the Chair will have regard to the number of Shareholders impacted and the extent to which participation in the business of the Meeting is affected.

Where the Chair considers it appropriate, the Chair may continue to hold the Meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, Shareholders are encouraged to lodge a proxy by 8:30 am (ACDT) on Sunday, 19 February 2023 even if they plan to attend online.

Any Shareholders who wish to attend the Meeting virtually should therefore monitor the Company’s website and its ASX announcements for any updates about the Meeting. If it becomes necessary or appropriate to make alternative arrangements for the holding or conducting of the meeting, the Company will make further information available through the ASX website at asx.com.au (ASX: BNO) and on its website at www.bionomics.com.au.

This Notice of General Meeting and Explanatory Statement should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional advisor without delay.

Exhibit 99.1

Exhibit 99.1

BIONOMICS LIMITED

ACN 075 582 740

Registered office: 200 Greenhill Road, Eastwood, SA 5063

AGENDA

The Explanatory Statement and Proxy Form which accompany and form part of this Notice, include defined terms and describe in more detail the matters to be considered. Please consider this Notice, the Explanatory Statement and the Proxy Form in their entirety.

SPECIAL BUSINESS

Resolution 1: Proposed Issue of Options to Dr Spyridon Papapetropoulos

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.11 and for all other purposes, the issue of 27,067,015 Options to Dr Spyridon Papapetropoulos pursuant on the terms described in the Explanatory Statement is approved.”

Resolution 2: Proposed Issue of Options to Dr Errol De Souza

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.11 and for all other purposes, the issue of 10,000,000 Options to Dr Errol De Souza on the terms described in the Explanatory Statement is approved.”

Resolution 3: Approval of termination benefits to Dr Spyridon Papapetropoulos

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of Part 2D.2 (including sections 200B and 200E) of the Corporations Act, ASX Listing Rule 10.19 and for all other purposes, approval is given for the provision of benefits to Dr Spyridon Papapetropoulos or his nominee under the Papapetropoulos Employment Agreement in connection with a loss of position or office, on the terms set out in the Explanatory Statement."

Resolution 4: Ratification of the prior issue of 115,384,680 Shares pursuant to the US Public Offering

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.4, and for all other purposes, Shareholders ratify the issue of 115,384,680 Shares pursuant to the US Public Offering, on the terms and conditions set out in the Explanatory Statement.”

By the order of the Board

Suzanne Irwin

Company Secretary

Dated: 18 January 2023

Exhibit 99.1

Notes

1.
Entire Notice: The details of the Resolutions contained in the Explanatory Statement accompanying this Notice of Meeting should be read together with, and form part of, this Notice of Meeting.
2.
Record Date: The Company has determined that for the purposes of the Meeting, Shares will be taken to be held by the persons who are registered as holding the Shares at 7:00pm (ACDT) on the date 48 hours before the date of the Meeting. Only those persons will be entitled to vote at the Meeting and transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.
3.
Proxies
(a)
Votes at the Meeting may be given personally or by proxy, attorney or representative.
(b)
Each Shareholder has a right to appoint one or two proxies.
(c)
A proxy need not be a Shareholder of the Company.
(d)
If a Shareholder is a company, it must execute under its common seal or otherwise in accordance with its constitution or the Corporations Act.
(e)
Where a Shareholder is entitled to cast two or more votes, the Shareholder may appoint two proxies and may specify the proportion of number of votes each proxy is appointed to exercise.
(f)
If a Shareholder appoints two proxies, and the appointment does not specify the proportion or number of the Shareholder’s votes, each proxy may exercise half of the votes. If a Shareholder appoints two proxies, neither proxy may vote on a show of hands.
(g)
A proxy must be signed by the Shareholder or his or her attorney who has not received any notice of revocation of the authority. Proxies given by corporations must be signed in accordance with the corporation’s constitution and the Corporations Act.
(h)
To be effective, Proxy Forms must be received by the Company’s share registry (Computershare Investor Services Pty Ltd) no later than 48 hours before the commencement of the Meeting, being no later than 8:30 am (ACDT) on Sunday, 19 February 2023. Any proxy received after that time will not be valid for the Meeting.
4.
Voting Online
(a)
Shareholders may also cast their vote online by visiting www.investorvote.com.au (and by following the instructions set out on the website). Shareholders who elected to receive their Notice of Meeting and Proxy Form electronically and have provided the Company with their email address will have received an e-mail with a link to the Computershare site.
(b)
Shareholders will need a specific six-digit Control Number to vote online. This number is located on the front of the Proxy Form sent to Shareholders who were not included in the email broadcast.
(c)
For custodian voting for Intermediary Online subscribers only (custodians), please visit www.intermediaryonline.com to submit your voting intentions.
5.
Corporate Representative

Any corporate shareholder who has appointed a person to act as its corporate representative at the Meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority may be sent to the Company and/or registry in advance of the Meeting or handed in at the Meeting when registering as a corporate representative.

6.
How the Chair will vote Undirected Proxies

Subject to the restrictions set out in Note 7 below, the Chair of the Meeting will vote undirected proxies in favour of all of the proposed Resolutions.

To the extent required by section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolutions 1, 2 or 3, if the person is either a member of the Company’s Key Management Personnel (whose remuneration is disclosed in the Remuneration Report) or a Closely Related Party of such a member and the appointment does not specify the way the proxy is to vote on the Resolution. However, the proxy may vote if the proxy is the Chair and the appointment expressly authorises the Chair to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of Key Management Personnel. If the Chair is appointed as your proxy and you have not specified the way the Chair is to vote on Resolutions 1, 2 or 3 by signing and returning the Proxy Form (including via an online voting facility), you are considered to have provided the Chair with an express authorisation for the Chair to vote the proxy in accordance with the Chair’s intention, even though the Resolution is connected directly or indirectly with the remuneration of Key Management Personnel.

7.
Voting Exclusion Statements:

Resolution 1

The Company will disregard any votes cast in favour of the Resolution by or on behalf of:

(a)
Dr Papapetropoulos and any other person who will obtain a material benefit as a result of the issue of the Options (except a benefit solely by reason of being a holder of ordinary securities in the Company); or
(b)
any associate of those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)
a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the proxy or attorney to vote on the Resolution in that way; or
(b)
the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or
(c)
a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

Exhibit 99.1

a.
the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
b.
the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

A vote on Resolution 1 must not be cast as a proxy by or on behalf of any of the following persons:

(a)
a member of the Key Management Personnel details of whose remuneration are included in the Remuneration Report; or
(b)
a Closely Related Party of such a member.

However, a person described above may cast a vote on Resolution 1 as a proxy if the vote is not cast on behalf of a person described above and either:

(a)
the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or
(b)
the person is the Chair of the meeting and the appointment of the chair as proxy:
a.
does not specify the way the proxy is to vote on the Resolution; and
b.
expressly authorises the Chair to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company.

Resolution 2

The Company will disregard any votes cast in favour of the Resolution by or on behalf of:

(a)
Dr De Souza and any other person who will obtain a material benefit as a result of the issue of the Options (except a benefit solely by reason of being a holder of ordinary securities in the Company); or
(b)
any associate of those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)
a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the proxy or attorney to vote on the Resolution in that way; or
(b)
the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or
(c)
a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
a.
the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
b.
the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

A vote on Resolution 2 must not be cast as a proxy by or on behalf of any of the following persons:

(a)
a member of the Key Management Personnel details of whose remuneration are included in the Remuneration Report; or
(b)
a Closely Related Party of such a member.

However, a person described above may cast a vote on Resolution 2 as a proxy if the vote is not cast on behalf of a person described above and either:

(a)
the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or
(b)
the person is the Chair of the meeting and the appointment of the chair as proxy:
a.
does not specify the way the proxy is to vote on the Resolution; and
b.
expressly authorises the Chair to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company.

Exhibit 99.1

Resolution 3

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

(a)
Dr Papapetropoulos; or
(b)
any associate of Dr Papapetropoulos.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)
a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the proxy or attorney to vote on the Resolution in that way; or
(b)
the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or
(c)
a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
a.
the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
b.
the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

In addition, and in accordance with section 200E(2A) of the Corporations Act, a vote must not be cast on this Resolution (in any capacity) by or on behalf of Dr Papapetropoulos or his associates. However, a vote may be cast by such person if the vote is cast as a proxy appointed in writing that specifies how the proxy is to vote on the Resolution, and the vote is not cast on behalf of Dr Papapetropoulos or his associate.

A vote on Resolution 3 must not be cast as a proxy by or on behalf of any of the following persons:

(a)
a member of the Key Management Personnel details of whose remuneration are included in the Remuneration Report; or
(b)
a Closely Related Party of such a member.

However, a person described above may cast a vote on Resolution 3 as a proxy if the vote is not cast on behalf of a person described above and either:

(a)
the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the resolution; or
(b)
the person is the Chair of the meeting and the appointment of the chair as proxy:
a.
does not specify the way the proxy is to vote on the Resolution; and
b.
expressly authorises the Chair to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company.

Resolution 4

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

(a)
any person who participated in the issue of the US Public Offering Shares; or
(b)
any associates (as defined in the ASX Listing Rules) of any of those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)
a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the proxy or attorney to vote on the Resolution in that way; or
(b)
the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or
(c)
a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
a.
the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
b.
the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

8.
Enquiries

Shareholders are invited to contact the Company Secretary, Suzanne Irwin at CoSec@bionomics.com.au if they have any queries in respect of the matters set out in these documents.

Exhibit 99.1

EXPLANATORY STATEMENT

Purpose of Information

This Explanatory Statement (Explanatory Statement) accompanies and forms part of the Company’s Notice of General Meeting (Notice) for the General Meeting (Meeting) will be held virtually via an online meeting platform at 8:30 am (ACDT) on Tuesday, 21 February 2023.

The Notice incorporates, and should be read together, with this Explanatory Statement.

Resolutions 1 and 2: Proposed Issue of Options to Dr Spyridon Papapetropoulos and Dr Errol De Souza

Background to Resolutions 1 and 2

On 16 December 2022, the Company and Dr Spyridon Papapetropoulos entered into an employment agreement, the terms of which were announced to ASX on 16 December 2022 (Initial Employment Agreement). Under the terms of the Initial Employment Agreement, Dr Papapetropoulos commenced as President, Chief Executive Officer and a Director of the Company on 5 January 2023.

For administrative purposes, it was subsequently agreed that Bionomics Inc, a wholly owned subsidiary of the Company incorporated in the United States, should be party to the employment agreement. Accordingly, on 15 January 2023 the Initial Employment Agreement was terminated and a new employment agreement was entered into between Dr Papapetropoulos and Bionomics Inc, which, in all material respects, was on the same terms as the Initial Employment Agreement, other than the contracting party (Papapetropoulos Employment Agreement). The material terms of the Papapetropoulos Employment Agreement are set out in Annexure 1.

In connection with his appointment as President, Chief Executive Officer and a Director, Dr Papapetropoulos will be issued 27,067,015 options to acquire ordinary shares in the Company (Options), subject to obtaining Shareholder approval in accordance with the ASX Listing Rules and, if applicable, the Corporations Act.

In addition, it is proposed to issue to Dr Errol De Souza 10,000,000 Options as part of his remuneration as Executive Chair to 31 December 2022, subject to obtaining Shareholder approval in accordance with the ASX Listing Rules.

Corporations Act

The Board has formed the view that the issue of Options to both Dr Papapetropoulos and Dr De Souza (or their respective nominee(s)) do not require Shareholder approval under section 208 of the Corporations Act as the issues constitute “reasonable remuneration” in accordance with section 211 of the Corporations Act.

A “financial benefit” is defined in section 229 of the Corporations Act and includes granting an option to a related party.

Section 228 of the Corporations Act defines a “related party” for the purposes of Chapter 2E of the Corporations Act to include:

•
directors of the public company (section 228(2)(a)); and

•
an entity controlled by directors of the public company (section 228(4)). Section 228(5) provides that an entity is a related party of a public company at a particular time if the entity was a related party of the public company of a kind referred to in subsection (1), (2), (3) or (4) at any time within the previous 6 months.

In reaching this view, the Board considers the proposed issue of Options aligns the interests of Dr Papapetropoulos and Dr De Souza with the interests of Shareholders. The issue of Options to Dr Papapetropoulos and Dr De Souza is a cost-effective form of remuneration when compared to the payment of cash consideration.

The Board believes that in order to compensate Dr Papapetropoulos and Dr De Souza in line with current market practices, options provide an appropriate and meaningful remuneration component that is aligned with Shareholder interests.

ASX Listing Rule 10.11

ASX Listing Rule 10.11 requires a listed company to obtain shareholder approval for the issue of securities to a related party. As a consequence, the Company is required to obtain Shareholder approval before issuing any securities to its Directors, including Dr De Souza, and Dr Spyridon Papapetropoulos, and any company controlled by a Director of the Company.

ASX Listing Rule 10.13 sets out the information that must be included in the Notice of Meeting when seeking approval of Shareholders under ASX Listing Rule 10.11.

If Resolution 1 is passed, the Company will be able to issue 27,067,015 Options to Dr Papapetropoulos.

If Resolution 1 is not passed, the Company will not be able to issue Dr Papapetropoulos 27,067,015 Options.

If Resolution 2 is passed, the Company will be able to issue 10,000,000 Options to Dr De Souza.

If Resolution 2 is not passed, the Company will not be able to issue Dr De Souza 10,000,000 Options.

The 15% limit imposed by ASX Listing Rule 7.1 does not include issues approved under ASX Listing Rule 10.11 (because of ASX Listing Rule 7.2 Exception 14) and Shareholders should note that, if they pass Resolution 1 and Resolution 2, it is not necessary for the Company to seek separate Shareholder approval of those proposed issues under ASX Listing Rule 7.1.

Resolution 1 - Issue of Options to Dr Papapetropoulos

Information required by ASX Listing Rule 10.13

In accordance with ASX Listing Rule 10.13, the following information is provided in relation to Resolution 1:

(a)
The Options are proposed to be issued to Dr Papapetropoulos.
(b)
Dr Papapetropoulos is the President, Chief Executive Officer, Director and a related party of the Company, so approval to issue the Options is required under ASX Listing Rule 10.11.1.
(c)
The Company is proposing to issue 27,067,015 Options to Dr Papapetropoulos.
(d)
The Options will be issued at a nil issue price. Upon exercise and payment of the exercise price, each Option will convert into one fully paid ordinary Share in the Company and rank equally with other fully paid ordinary Shares in the Company on issue. Additionally, at the discretion of the Board, ADSs in an amount equal to the number of Shares which otherwise would be distributed pursuant to the exercise of the Options may be distributed in lieu of Shares. If the number of Shares represented by an ADS is other than on a one-to-one basis, the Options will be adjusted to reflect the distribution of ADS’s in lieu of Shares.
(e)
The Options will vest 25% on the first anniversary of the grant date for the Options, with the balance vesting on a quarterly basis over a 3-year period commencing from that date, in each case, subject to continued service with the Company through each applicable vesting date, or accelerated vesting in the event of Involuntary Termination (as defined in the Papapetropoulos Employment Agreement).
(f)
The exercise price of each Option will be equal to the volume weighted average selling price of Shares for the five trading day period ending immediately prior to the grant date for the Options (which, if this Resolution 1 is passed, will be the date of the Meeting).
(g)
The exercise period for the Options will commence on the date of vesting of the respective tranches of Options, and end on the date that is five years following each vesting date. The Options shall have a term of up to ten years from the date of grant. Expiration of the ten-year term will result in immediate forfeiture of all unexercised Options
(h)
The Company will not raise any funds from the issue of the Options.
(i)
The purpose of the issue is to continue to provide a competitive remuneration package to Dr Papapetropoulos as President, Chief Executive Officer and a Director and to align his interests with the interests of Shareholders.
(j)
As at the date of this Notice, the details (including the amount) of the current total remuneration package of Dr Papapetropoulos is as set out at Annexure 1.
(k)
The key terms of the Papapetropoulos Employment Agreement are set out at Annexure 1.
(l)
The Options will be issued within 1 month of the Meeting.

There are no further material terms to disclose in respect of this arrangement.

Board Recommendation

The Board (with Dr Papapetropoulos abstaining) recommends that Shareholders vote in favour of this Resolution.

Voting Exclusions

Refer to Note 7 for voting exclusions.

Resolution 2 - Issue of Options to Dr Errol De Souza

Information required by ASX Listing Rule 10.13

In accordance with ASX Listing Rule 10.13, the following information is provided in relation to Resolution 2:

(a)
The Options are proposed to be issued to Dr Errol De Souza.
(b)
Dr De Souza is currently the Non-Executive Chair of the Company, a related party of the Company, so approval to issue the Options is required under ASX Listing Rule 10.11.1. His nominee (if applicable) would fall within ASX Listing Rule 10.11.4, being an associate (as defined in the ASX Listing Rules) of Dr De Souza.
(c)
The Company is proposing to issue 10,000,000 Options to Dr De Souza as part of his remuneration as Executive Chair to 31 December 2022.
(d)
The Options will be issued at a nil issue price. Upon exercise and payment of the exercise price, each Option will convert into one fully paid ordinary Share in the Company and rank equally with other fully paid ordinary Shares in the Company on issue. Additionally, in the discretion of the Board, ADSs in an amount equal to the number of Shares which otherwise would be distributed pursuant to the exercise of the Options may be distributed in lieu of Shares. If the number of Shares represented by an ADS is other than on a one-to-one basis, the Options be adjusted to reflect the distribution of ADS’s in lieu of Shares.
(e)
The Options will vest subject to Dr De Souza remaining a director of the Company at the time of satisfaction of the vesting conditions set out below, or, in the case of Dr De Souza:
•
not being nominated or recommended by the Board for re-election as a director; or
•
not being re-elected to the Board,

if the relevant Options vest within 24 months of Dr De Souza ceasing to be a director. The vesting conditions are:

a.
As to 5,000,000 Options – to vest when (1) the volume weighted average trading price of the Shares on ASX over the prior 20 days on which sales of Shares were recorded on the ASX exceeds $0.0964 per Share; or (2) the volume weighted average price of ADSs on Nasdaq over the prior 20 days on which sales of ADSs were recorded on Nasdaq exceeds US$12.35 per ADS, and in each case for (1) and (2) provided the relevant calculation period ends on or before 30 June 2024.
b.
As to 1,666,666 Options – to vest on achievement of successful data readout for Phase 2 trial for BNC210 in SAD as reasonably determined by the Board in its sole discretion.
c.
As to 1,666,666 Options – to vest on achievement of successful data readout for Phase 2 trial for BNC210 in PTSD as reasonably determined by the Board in its sole discretion.
d.
As to 1,666,666 Options – to vest if the Company appoints a Chief Executive Officer before 31 December 2022.
(f)
The exercise price of each Option will be A$0.052.
(g)
The exercise period for the Options will commence on the date of vesting of the respective tranches of Options, and end on the date that is five years following each vesting date. The Options will expire on 30 June 2031. Any unvested options will expire immediately upon Dr De Souza ceasing to be an employee or non-executive director of the Company. Expiration will result in immediate forfeiture of all unexercised Options.
(h)
The Company will not raise any funds from the issue of the Options.
(i)
The Options form part of the competitive remuneration package promised to Dr De Souza as part of his previous role as Executive Chair to 31 December 2022.

At the date of this Notice, the details (including the amount) of the current total remuneration package of Dr De Souza (or his nominee) to whom Options would be issued is:

Nature	Remuneration Package Details
Non-Executive Director fee	Non-Executive Director fee as Chair to be determined by the Board in the usual way

Dr De Souza agreed to transition to Non-Executive Chair from 1 January 2023. In connection with that transition, for the period from 1 January 2023 to 30 June 2023, Dr De Souza will continue to receive a monthly fee of US$46,156.25 per month (inclusive of Non-Executive Director fees) plus US$2,166.67 per month for healthcare coverage. Dr De Souza will also receive 100% of his FY23 target bonus, subject to remaining as a director of the Company up to and including 30 June 2023. Dr De Souza will also retain equity awards previously granted.

(j)
Subject to this Resolution 2 being passed, the Options will be issued within 1 month of the Meeting.

There are no further material terms to disclose in respect of this arrangement.

Board Recommendation

The Board (with Dr De Souza abstaining) recommends that Shareholders vote in favour of this Resolution.

Voting Exclusions

Refer to Note 7 for voting exclusions.

Resolution 3: Approval of termination benefits to Dr Spyridon Papapetropoulos

Background – Part 2D.2 of the Corporations Act

Part 2D.2 of the Corporations Act restricts the benefits that can be given without shareholder approval to individuals who hold (or held in the previous three years) a managerial or executive office on leaving employment with the Company or its related bodies corporate (the Group).

Under section 200B of the Corporations Act, a company may only give a person a benefit in connection with their ceasing to hold a managerial or executive office in the company or a related body corporate if an exemption applies under section 200F of the Corporations Act or it is approved by shareholders under section 200E. This restriction applies to managerial or executive officers of the Company, which includes Dr Spyridon Papapetropoulos.

The Company’s policy in relation to termination benefits and entitlements is to treat ceasing employees fairly having regard to applicable laws and market practice, while balancing this with the need to avoid excessive termination payouts. Approval is being sought so that the Company can continue to give effect to this policy, while complying with the Corporations Act.

Why is the Company seeking this approval?

The Company is seeking this approval to enable the Board to:

(a)
deliver Dr Papapetropoulos the benefits to which he is contractually entitled; and
(b)
ensure Dr Papapetropoulos is treated fairly on cessation of employment, having regard to his contribution to the Group and the circumstances in which he is ceasing employment.

If approval is given, this does not guarantee that Dr Papapetropoulos will receive the termination benefits described below, but preserves the discretion of the Board to determine the most appropriate termination package within the parameters of the approval and the Corporations Act.

If approval is not granted, the Group may be unable to provide Dr Papapetropoulos with the benefits described in the tables below upon the cessation of his employment.

What are the benefits or entitlements for which approval is being sought?

The Company is seeking Shareholder approval to provide benefits or entitlements to Dr Papapetropoulos on termination or cessation of his employment, including:

(a)
to pay amounts under his employment agreement (such as payments in lieu of notice);
(b)
to accommodate the full range of leaver treatments provided for under the terms of his incentive awards, some of which involve the exercise of discretion by the Board; and
(c)
to pay additional amounts, including amounts payable under applicable policy, laws or regulation and incidental benefits.

Summary of Dr Papapetropoulos’ termination benefits

An overview of the key terms of the proposed termination benefits, including the value of the benefits to be given and other information required under sections 200B and 200E of the Corporations Act, is set out in the table below.

These proposed benefits are only payable in circumstances where Dr Papapetropoulos’ employment is terminated without cause or Dr Papapetropoulos resigns for good reason.

Benefit	Description
Cash severance

Bionomics Inc will pay Dr Papapetropoulos severance of 1 times Base Salary plus a 1 time target bonus potential to be paid in equal instalments over the following 12-month period.

As noted in Annexure 1, Dr Papapetropoulos’ current base salary is US$525,000 per year and he has a target annual bonus of 50% of his base salary, upon meeting financial, strategic and operational criteria established by the Board.

Equity compensation

Any outstanding Options or other equity compensation awards issued to Dr Papapetropoulos will fully and immediately vest. This includes the Options proposed to be issued by the Company which are the subject of Resolution 1.

The amount and value of the termination benefits and entitlements that may be provided cannot be ascertained in advance as they will depend on a number of factors that will, or are likely to, affect that value, including:

(a)
the circumstances in which Dr Papapetropoulos ceases employment and the extent to which he serves the applicable notice period;
(b)
Dr Papapetropoulos’ base salary at the time he ceases employment;
(c)
the amount of Dr Papapetropoulos’ healthcare benefits coverage at the time he ceases employment;
(d)
Dr Papapetropoulos’ length of service with the Group and the portion of any relevant vesting periods that have expired at the time he ceases employment;
(e)
the number of unvested equity awards held by Dr Papapetropoulos prior to cessation of employment and the number that vest or the number that the Board determines to vest, lapse or leave on foot;
(f)
the Company’s share price when the value of any equity entitlements are determined and the terms of those entitlements; and
(g)
any changes in laws, regulation or market practice between the date of the Papapetropoulos Employment Agreement and the date Dr Papapetropoulos ceases employment.

ASX Listing Rule 10.19

ASX Listing Rule 10.19 provides that without shareholder approval, a company must ensure that no officer of the entity or any of its child entities will be, or may be, entitled to termination benefits if the value of those benefits and the termination benefits that are or may become payable to all officers together exceed 5% of the equity interests of the entity as set out in the latest accounts given to ASX under the ASX Listing Rules.

Depending upon the value of any termination benefit that may be received by Dr Papapetropoulos or his nominee (see above), and the equity interests of the Company at the time such benefits may crystallise, it is uncertain if such ‘payment’ would exceed this 5% threshold. The relevant termination benefits are set out in the table above. Accordingly, Shareholder approval is being sought (in order to give the Company maximum flexibility) in case the value of the termination benefit exceeds this 5% threshold.

Shareholders should note that if Resolution 3 is passed, this does not guarantee that Dr Papapetropoulos will necessarily receive any termination benefit.

Board Recommendation

The Board, recommends (with Dr Papapetropoulos abstaining) that Shareholders vote in favour of this Resolution.

Voting Exclusions

Refer to Note 7 for voting exclusions.

Resolution 4: Ratification of issues under US Public Offering

Background to US Public Offering

On 11 November 2022, the Company announced that it had filed a registration statement on Form F-1 (Registration Statement) with the US Securities and Exchange Commission (SEC) for the purpose of undertaking a public offering in the U.S. (US Public Offering).

On 21 November 2022 (US Public Offering Issue Date), the Company issued 115,384,680 Shares (represented by one ADS for every 180 Shares) (US Public Offering Shares) at an issue price of US$7.80 per ADS (or approximately A$0.064 per Share) pursuant to the US Public Offering.

The US Public Offering Shares were issued within the Company’s 10% placement capacity available under ASX Listing Rule 7.1A.

For completeness, it is noted that the underwriters of the US Public Offering chose not to exercise the option granted to them by the Company to purchase up to an additional 17,307,540 Ordinary Shares within 30 days of the closing date of the US Public Offering.

Why Shareholder approval is required

ASX Listing Rule 7.1 provides that a listed company must not, subject to certain exceptions, issue during any 12 month period any Equity Securities, including securities with rights of conversion to equity, if the number of those securities exceeds 15% of the total number of Equity Securities on issue at the commencement of that 12 month period.

ASX Listing Rule 7.1A enables eligible entities, with shareholder approval, to issue Equity Securities up to 10% of its issued shares capital through placements over a 12 month period after the annual general meeting (10% Placement Facility). The Company obtained Shareholder approval for a 10% Placement Facility at its annual general meeting held on 16 November 2022. The 10% Placement Facility is in addition to the Company’s 15% capacity under ASX Listing Rule 7.1.

As the US Public Offering Shares do not fit within any of the exceptions in ASX Listing Rule 7.2 and their issue was not approved by the Company’s Shareholders prior to the issue of the US Public Offering Shares, it effectively uses up part of the Company’s 10% Placement Facility, reducing the Company’s capacity to issue further Equity Securities without Shareholder approval for the 12 month period following the US Public Offering issue Date.

ASX Listing Rule 7.4 provides that an issue under ASX Listing Rule 7.1 is treated as having been made with shareholder approval if the issue did not breach ASX Listing Rule 7.1 and shareholders of the company subsequently approve it. If they do, the issue is taken to have been approved under ASX Listing Rule 7.1 and so does not reduce the company’s capacity to issue further Equity Securities without shareholder approval under that rule. This also applies for issues made using the 10% Placement Facility. Accordingly, Shareholder approval under ASX Listing Rule 7.4 to ratify the issue of the US Public Offering Shares is now being sought in order to reinstate the 10% Placement Facility.

Resolution 4 is an ordinary resolution. If Resolution 4 is passed, the US Public Offering Shares will be excluded in calculating the Company’s 10% Placement Facility, effectively increasing the number of Equity Securities the Company can issue without Shareholder approval over the 12 month period following the US Public Offering Issue Date. If Resolution 4 is not passed, the US Public Offering Shares will be included in calculating the Company’s 10% Placement Facility, effectively decreasing the number of Equity Securities it can issue without Shareholder approval over the 12 month period following the US Public Offering Issue Date.

Additional information

In accordance with ASX Listing Rule 7.5, the following information is provided in relation to Resolution 4:

(a)
The US Public Offering Shares were issued to participants in the US Public Offering identified by the lead underwriter, Aegis Capital Corp., and Berenberg Capital Markets LLC, joint book-running manager.

(b)
The issue comprised115,384,680 Shares (represented by 641,026 ADSs).
(a)
The US Public Offering Shares are fully paid ordinary Shares and rank equally with other fully paid ordinary Shares in the Company on issue (and are represented by an ADS for every 180 Shares).
(b)
The US Public Offering Shares were issued on 21 November 2022.
(c)
The aggregate consideration paid was approximately US$5,000,000, being US$7.80 per ADS.
(d)
The purpose of the issue was (1) to part fund the continued development of BNC210 for the acute treatment of SAD, including the completion of the Phase 2 PREVAIL clinical trial; (2) for the continued development of BNC210 for the treatment of PTSD, including completion of the ongoing Phase 2b ATTUNE clinical trial; (3) for the completion of chemistry, manufacturing and controls, long term safety and non-clinical pharmacology studies necessary to support Phase 3 pivot trials of BNC210 for the treatment of SAD and PTSD; and (iv) for working capital and other research and development and general corporate purposes.

Board Recommendation

The Board recommends that Shareholders vote in favour of this Resolution.

Voting Exclusions

Refer to Note 7 for voting exclusions.

GLOSSARY

The following terms have the following meanings in this Explanatory Statement:

“$” means Australian Dollars;

“US$” means United States Dollars;

“10% Placement Facility” has the meaning given in the Explanatory Statement for Resolution 4;

“ADSs” means American Depositary Shares;

“ASX” means ASX Limited ABN 53 075 582 740 or the Australian Securities Exchange, as the context requires;

“ASX Listing Rules” means the Listing Rules of the ASX;

“ACDT” means Australian Central Daylight Time;

“Board” means the Directors acting as the board of Directors of the Company or a committee appointed by such board of Directors;

“Chair” means the person appointed to chair the Meeting of the Company convened by the Notice;

“Closely Related Party” means:

(a)
a spouse or child of the member; or
(b)
has the meaning given in section 9 of the Corporations Act.

“Company” means Bionomics Limited ACN 075 582 740;

“Corporations Act” means the Corporations Act 2001 (Cth);

“Director” means a Director of the Company;

“Equity Security” has the same meaning as in the ASX Listing Rules;

“Explanatory Statement” means the explanatory statement which forms part of the Notice;

“Financial Report” means the annual financial report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities;

“Group” means the Company and its Company or its related bodies corporate.

“Key Management Personnel” means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company;

“Meeting” has the meaning given in the introductory paragraph of the Notice;

“Nasdaq” means the Nasdaq Stock Market;

“Notice” means this Notice of Meeting including the Explanatory Statement;

“Options” means an option to acquire a Share in the Company.

“Papapetropoulos Employment Agreement” has the meaning given in the Explanatory Statement for Resolutions 1 and 2;

“Proxy Form” means the proxy form attached to the Notice;

“PTSD” means posttraumatic stress disorder;

“Remuneration Report” means the remuneration report which forms part of the Directors’ Report of Bionomics Limited for the financial year ended 30 June 2022 and which is set out in the 2022 Annual Report.

“Resolution” means a resolution referred to in the Notice;

“SAD” means social anxiety disorder;

“Section” means a section of the Explanatory Statement;

“Share” means a fully paid ordinary share in the capital of the Company;

“Shareholder” means shareholder of the Company;

“U.S.” means United States;

“US Public Offering” has the meaning given in the Explanatory Statement for Resolution 4;

“US Public Offering Shares” has the meaning given in the Explanatory Statement for Resolution 4; and

“US Public Offering issue Date” has the meaning given in the Explanatory Statement for Resolution 4.

Annexure 1 – Material Terms of Papapetropoulos Employment Agreement

Position	President, Chief Executive Officer and Director
Initial Commencement Date	5 January 2023
Expiry Date	Not applicable
Fixed Remuneration	US$525,000 per year base salary. Reimbursement for the cost of procuring health benefits in the United States for an amount equal to US$2,500 per month.
Short Term Incentive (STI)

Target bonus potential of 50% of base salary, upon meeting the applicable performance criteria established by the Remuneration Committee of the Board against agreed financial, strategic and operational targets.

Long Term Incentive (LTI)

Subject to shareholders approving Resolutions 1 and 3, a grant of 27,067,015 Options:

•
to be issued with an exercise price equal to the volume weighted average selling price of Shares for the five trading day period ending immediately prior to the grant date for the Options (which, if Resolution 1 is passed, will be the date of the Meeting); and
•
with 25% vesting on the 12 month anniversary of the grant date for the Options with the balance vesting on a quarterly basis over a 3-year period from that date (with acceleration in the event of a change in control and also on termination as described below).

Termination

For termination for cause or voluntary resignation without good reason, Bionomics Inc will pay Dr Papapetropoulos’ earned but unpaid base salary and annual bonus.

For termination without cause or resignation for good reason:

•
Bionomics Inc will pay severance of 1 times base salary plus a 1 time target bonus potential to be paid in equal instalments over the following 12-month period, and
•
any outstanding equity compensation awards will fully and immediately vest.